[redacted]

082-00230

08002878

RECEIVED

2008 MAY 28 A 8:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 22, 2008

SUPPL

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our company.

We are pleased to send you herewith the Notice of Resolution of the 57th Ordinary General Meeting of Shareholders (Translation).

Yours faithfully,

S. Kawashima

Susumu Kawashima
Divisional Manager
Finance Division
The Daiei, Inc.

PROCESSED
JUN 02 2008
THOMSON REUTERS

RECEIVED
2008 MAY 28 A 8:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 22, 2008

To the Shareholders of THE DAIEI, INC.:

Notice of Resolution of the 57TH Ordinary General Meeting of Shareholders

Notice is hereby given that the following was reported and adopted at the 57th Ordinary General Meeting of Shareholders held on May 22,2008:

Items to be Reported

No.1: Business report, Consolidated financial documents and reports by the Independent Auditors and Corporate Auditors for the 57th term (from March 1, 2007 to February 29, 2008)

This item was reported.

No.2: The reports of financial documents for the 57th term (from March 1, 2007 to February 29, 2008)

This item was reported.

Items to be Resolved

No.1: Election of twelve Directors of the Board

This item was approved and passed as proposed.
Yoshiharu KAWATO, Toru NISHIMI, Kouji YAMAZAKI, Yoshiaki TAKAHASHI, Akinori YAMASHITA, Keiji NAKAMAE, Seishiro SATO, Tatsumichi ISHIMURA, Toshio KAWAMOTO, Hideaki SHIRAISHI, Minoru TAMURA, and Minoru MUKAI were elected as the Directors of the Board and they assumed the positions accordingly.

No.2: Election of one Corporate Auditor

This item was approved and passed as proposed.
Tetsuro SAKAMOTO was elected as the Corporate Auditor and he assumed the position accordingly.

No.3: Election of one Corporate Auditor filling a vacancy

This item was approved and passed as proposed.
Shizuo OGIHARA was elected as the Corporate Auditor filling a vacancy and he assumed the position accordingly.

Yours very truly,

Toru Nishimi
President
The Daiei, Inc.
4-1-1 Minatojima Nakamachi,
Chuo-ku, Kobe, Hyogo 650-0046
JAPAN

END